May 15, 2012

Via EDGAR

Jennifer Gowetski Division of Corporation Finance Securities and Exchange Commission 100 F St. Street, NE Washington, D.C. 20549

Re:                             CubeSmart
CubeSmart, L.P.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response dated April 11, 2012
File No. 001-32324

Dear Ms. Gowetski:

Reference is made to the Staff’s comment letter dated April 30, 2012 to Timothy M. Martin, Chief Financial Officer of CubeSmart and CubeSmart, L.P. (collectively, the “Company”) regarding the above-referenced filing (the “Comment Letter”).  This letter responds to the Comment Letter.   For convenience, we have reproduced below the comment in the Comment Letter and the Company’s response.

Our Facilities, page 25

1.                                      Comment:  We note your response to comment 2 of our letter dated March 28, 2012 that you will clarify that promotional discounts or concessions reduce rental income over the promotional or concession period.  Please confirm that in future periodic filings you will quantify the promotional discounts or concessions that reduce rental income over the promotional or concession period.

Response:  In our future periodic filings, we will clarify that we recognize rental income when earned in the amounts to which we are contractually entitled from tenants and that these amounts fully account for promotional discounts and concessions.

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy M. Martin

Timothy M. Martin
Chief Financial Officer